UNITED STATES                 OMB  APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION    OMB Number
                             WASHINGTON, D.C. 20549          Expires:
                                                             Estimated average
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                                                             per response . .
                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. [_______])*

                         NORTH AMERICAN PALLADIUM, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  656912 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 MARCH 29, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages

                                       13G

----------------------                                 -------------------------
CUSIP NO. 656912 10
                                                          PAGE 2 OF 9 PAGES
-----------------------------------------------        -------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sage Capital Growth, Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |X|
                                                             (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
       NUMBER OF         5   SOLE VOTING POWER
        SHARES                     0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          6   SHARED VOTING POWER
         EACH                      3,386,700 shares of Common Stock
       REPORTING         -------------------------------------------------------
        PERSON           7   SOLE DISPOSITIVE POWER
         WITH                      0
                         -------------------------------------------------------
                         8   SHARED DISPOSITIVE POWER
                                   3,386,700 shares of Common Stock
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

       3,386,700 shares of Common Stock
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Approximately 6.09% as of the date of this Statement.  (Based on
  11 52,216,770 shares of Common Stock issued and outstanding as of March 24, 2006 plus 3,386,700 shares of Common Stock underlying the Securities issued to IP Synergy issued on March 29, 2006.)
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
  12

       CO
--------------------------------------------------------------------------------

                                       13G

                               Page 2 of 9 Pages

----------------------                                 -------------------------
CUSIP NO. 656912 10                                        PAGE 3 OF 9 PAGES
-----------------------------------------------        -------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       IP Synergy Finance Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |X|
                                                             (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       British Virgin Islands
--------------------------------------------------------------------------------
       NUMBER OF         5   SOLE VOTING POWER
        SHARES                     0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          6   SHARED VOTING POWER
         EACH                      3,386,700 shares of Common Stock
       REPORTING         -------------------------------------------------------
        PERSON               SOLE DISPOSITIVE POWER
         WITH            7
                                   0
                         -------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                         8
                                   3,386,700 shares of Common Stock
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

       3,386,700 shares of Common Stock
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Approximately 6.09% as of the date of this Statement.  (Based on
  11 52,216,770 shares of Common Stock issued and outstanding as of March 24, 2006 plus 3,386,700 shares of Common Stock underlying the Securities issued to IP Synergy issued on March 29, 2006.)
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
  12

       CO
--------------------------------------------------------------------------------

                              Page 3 of 9 Pages

ITEM 1.

This statement relates to the common stock (the "Common Stock"), of North American Palladium, Ltd., a Canadian corporation (the "Issuer"). The principal executive offices of the Issuer are located at 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

ITEM 2.

      (a) Name of Persons Filing:

            Sage Capital Growth, Inc. ("Sage")
            IP Synergy Finance Inc. ("IP Synergy")

      (b) Address of Principal Business Office:

            Sage:

            660 Madison Avenue, 18th floor
            New York, New York  10021

            IP Synergy:

            Icaza, Gonzalez-Ruiz & Aleman (BVI) Trust Limited, Wickhams Cay I, Vanterpool Plaza
            P.O. Box 873, Road Town
            Tortolla, British Virgin Islands

      (c)   Citizenship:

            Sage:
            New York

            IP Synergy:
            British Virgin Islands

      (d) Title of Class of Securities:

            Common Stock

      (e)   CUSIP Number: 656912 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [   ]   Broker or dealer registered under section 15 of the Act
      (15 U.S.C. 78o).

      (b)           Bank as defined in section 3(a)(6) of the Act
      (15 U.S.C. 78c).



                              Page 4 of 9 Pages

      (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
      78c).

      (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e) An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

      (f) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

      (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j) Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4.     OWNERSHIP

      (a)   Amount Beneficially Owned

            3,386,700 shares of Common Stock(1)

--------
1 These 3,386,700 Common Shares consist of the following:

o 1,436,782 Common Shares that IP Synergy has the right to acquire upon conversion of the First Tranche Convertible Notes (as defined below).

o 718,391 Common Shares that IP Synergy has the right to acquire upon exercise of the First Tranche Warrants (as defined below).

o 821,018 Common Shares that IP Synergy may have the right to acquire upon exercise of the Third Tranche Convertible Notes (as defined below, and subject to certain limitations described below).

o 410,509 Common Shares that IP Synergy may have the right to acquire upon exercise of the Third Tranche Warrants (as defined below, and subject to certain limitations described below).

IP Synergy and another, unaffiliated investor, (the "Co-Investor") entered into certain agreements with the Issuer relating to the private placement (the "Private Placement") with IP Synergy and the Co-Investor of $58.5 million principal amount of Convertible Notes (the "Convertible Notes"), together with Warrants (the "Warrants") to purchase, for 4 years from the date of issuance, 50% of the number of common shares underlying the Notes. IP Synergy's initial investment made in connection with the Private Placement (the "First Tranche"), which closed on March 29, 2006, involved the purchase by it of $17.5 million in principal amount of Convertible Notes and associated Warrants at a purchase price equal to the aggregate principal amount of the Convertible Notes. On March 29, 2006, the Co-Investor also purchased $17.5 million in principal amount of Convertible Notes and associated Warrants at a purchase price equal to the aggregate principal amount of such purchased Convertible Notes. Under the terms of the Private Placement, the Issuer may, at its option, sell to the Co-Investor up to $13.5 million principal amount of Notes and

                              Page 5 of 9 Pages

      (b)   Percent of Class

            Approximately 6.09% as of the date of this Statement. (Based on 52,216,770 shares of Common Stock issued and outstanding as of March 24, 2006 plus 3,386,700 shares of Common Stock underlying the Securities issued to IP Synergy issued on March 29, 2006.)

      (c) Number of shares as to which the person has:

            (i) Sole power to vote or direct the vote:

                  0

            (ii) Shared power to vote or direct the vote:

                  3,386,700

            (iii) Sole power to dispose or to direct the disposition of:

                  0

            (iv) Shared power to dispose or to direct the disposition of:

                  3,386,700

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Inapplicable

--------------------
associated Warrants (the "Second Tranche") on or before June 30, 2006, the proceeds of which are required to be used by the Issuer to repay an outstanding loan made in 2000 by the Co-Investor to the Issuer. The Co-Investor has granted IP Synergy an option to acquire up to 50% of such Convertible Notes and Warrants otherwise acquirable by it in the Second Tranche at a price equal to the principal amount of the Convertible Notes purchased by the Co-Investor. (As IP Synergy does not have the right to elect to purchase securities in the Second Tranche, it disclaims beneficial ownership of Common Shares that it might obtain the right to acquire were the Issuer to exercise its option and require IP Synergy to purchase securities in the Second Tranche.)

Also under the terms of the Private Placement, IP Synergy and the other investor were granted an option to acquire up to an additional $10 million principal amount of Convertible Notes and associated Warrants at any time on or before December 31, 2006 (the "Third Tranche"), with each of IP Synergy and the other purchaser entitled to acquire one-half of the securities subject to such option. If either investor does not elect to acquire its entire allotment under this option, the other investor may purchase the balance. For purposes of this Amendment No. 1, the number of Common Shares reported as beneficially owned by IP Synergy has been calculated on the assumption that IP Synergy acquires all securities available for purchase in the Third Tranche.

The foregoing description of the Private Placement, the Notes, the Warrants, the First Tranche, Second Tranche and the Third Tranche is subject in its entirety to the description of the terms for such placement, securities and tranches set forth in the Issuer's Current Report on Form 6-K (and the exhibits to such Report) filed by the Issuer with the Commission on March 29, 2006, which report is incorporated by this reference in this Amendment No. 1 in its entirety.

                              Page 6 of 9 Pages

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


            Pursuant to an investment management agreement, Sage has the power to direct the sale and voting on behalf of IP Synergy of some or all of the shares of Common Stock to which this report relates. Accordingly, under Rule 13d-3(a), Sage may be deemed to be the beneficial owner of shares owned by IP Synergy.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


            Inapplicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


            See the Joint Filing Agreement attached hereto as an Exhibit.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP

            Inapplicable


ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 7th day of April, 2006

SAGE CAPITAL GROWTH, INC.



By:   /S/ Avi Vigder
     --------------------------------
     Name: Avi Vigder
     Title: Authorized Signatory


IP SYNERGY FINANCE INC.



By:   /S/ Avi Vigder
     --------------------------------
     Name: Avi Vigder
     Title: Authorized Signatory

                              Page 8 of 9 Pages

                             JOINT FILING AGREEMENT

      In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

      IN WITNESS WHEREOF, the undersigned hereby executed this agreement on April 7th, 2006.

                                         Sage Capital Growth, Inc.

                                         /s/ Avi Vigder
                                         ------------------------------------
                                         Name:    Avi Vigder
                                         Title:   Authorized Signatory

                                         IP Synergy Finance Inc.

                                         /s/ Avi Vigder
                                         ------------------------------------
                                         Name:    Avi Vigder
                                         Title:   Authorized Signatory


                                 Page 9 of 9